SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 2)

Bonds.com Group, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

098003106

(CUSIP Number)

Andrew C. Peskoe, Esq.

 Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Michel Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 114,285,714[1]
	8)	SHARED VOTING POWER 171,428,572[2]
	9)	SOLE DISPOSITIVE POWER 114,285,714[1]
	10)	SHARED DISPOSITIVE POWER 171,428,572[2]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,714,286[3]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.6%
14)	TYPE OF REPORTING PERSON IN

1.

Includes 57,142,857 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 57,142,857 shares of Common Stock issuable upon exercise of Warrants.

2.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

3.

Includes 142,857,143 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,857,143 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Abdallah Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 171,428,572[1]
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 171,428,572[1]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,428,572[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%
14)	TYPE OF REPORTING PERSON IN

1.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Daher Bonds Investment Company
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 171,428,572[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 171,428,572[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,428,572[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Mida Holdings
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 114,285,714[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 114,285,714[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285,714[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.0%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 57,142,857 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 57,142,857 shares of Common Stock issuable upon exercise of Warrants.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2011, as amended by Amendment No. 1 filed on June 15, 2012 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Explanatory Note:  The Reporting Persons have not effected any acquisition or disposition of any securities of the Issuer since the filing of Amendment No. 1 to Schedule 13D on June 15, 2012. The purpose of this Amendment No. 2 is to update certain information contained in the Schedule 13D in order to reflect certain transactions that were effected by the Issuer, specifically:

(i)

A change in the number of outstanding shares of Common Stock, as disclosed by the Issuer in its Current Report on Form 8-K filed by the Issuer on October 17, 2012, which disclosed that the Issuer had repurchased 7,582,850 shares of its Common Stock from a person not affiliated with the Reporting Persons; and

(ii)

The addition of Trimarc Capital Fund, L.P. as a Non-Reporting Person Stockholder (as defined below), effective on February 28, 2013.

ITEM 2.

Identity and Background.

Subparagraph (a) of Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by Michel Daher, Abdallah Daher, Daher Bonds Investment Company (“DBIC”), a Cayman Islands Exempted Company Limited by Shares, and Mida Holdings (“Mida”), a Cayman Islands Exempted Company Limited by Shares (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder by the SEC, with other stockholders of the Issuer that are parties to the Amended and Restated Series E Stockholders’ Agreement (as defined below) (the “Non-Reporting Person Stockholders”). If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 950,850,663 which represents approximately 90.7% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc (as defined below) in the Trimarc Purchase Agreement (as defined below) filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of February 28, 2013), and the exercise of warrants to purchase Common Stock, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders. The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

ITEM 4.

Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following information:

Amended and Restated Series E Stockholders’ Agreement

On February 28, 2013, the Issuer, DBIC, Mida and the other parties thereto entered into an Amended and Restated Series E Stockholders’ Agreement. The Amended and Restated Series E Stockholders’ Agreement amends and restates the Series E Stockholders' Agreement, dated as of December 5, 2011, by and among the Issuer, DBIC, Mida and the other parties thereto. The Amended and Restated Series E Stockholders’ Agreement was entered into by the parties thereto in connection with the purchase of shares of Series E-2 Preferred Stock and warrants exercisable for shares of Common Stock by Trimarc Capital Fund, L.P. (“Trimarc”), pursuant to the Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc and the Issuer (the “Trimarc Purchase Agreement”).   In connection with, and as a condition to the transactions contemplated by, the Trimarc Purchase Agreement, Trimarc executed the Amended and Restated Series E Stockholders’ Agreement.  Trimarc is not affiliated with the Reporting Persons.  However, by virtue of its ownership of Series E-2 Preferred Stock and its entry into the Amended and Restated Series E Stockholders’ Agreement, Trimarc may be deemed to be a Non-Reporting Person Stockholder for purposes of this Schedule 13D.

Pursuant to the Amended and Restated Series E Stockholders’ Agreement, each stockholder party thereto is required to vote, or cause to be voted, all voting shares owned by such stockholder to ensure that the size of the Issuer’s Board of Directors shall be set and remain at no more than eleven directors.

Additionally, the Amended and Restated Series E Stockholders’ Agreement contains certain provisions relating to the appointment of the members of the Issuer’s Board of Directors such that, for so long as a party to the Amended and Restated Series E Stockholders’ Agreement (a “Series E Stockholder”) continues to own at least 25% of the shares of the Series E-2 Preferred Stock acquired by it, or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each other Series E Stockholder is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, the person(s) designated by such Series E Stockholder.

At the date of this Schedule 13D, except as set forth in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above

ITEM 5.

INTERESTS IN SECURITIES OF THE ISSUER

Subparagraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Collectively, the Reporting Persons beneficially own 285,714,286 shares, or 74.6%, of the Issuer’s Common Stock. These percentages are derived from an assumed total number of 97,375,008 shares of Common Stock outstanding as of February 28, 2013, as represented by the Issuer to Trimarc in the Trimarc Purchase Agreement filed as an exhibit to its Current Report on Form 8-K, filed on March 6, 2013.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following information:

DBIC, Mida and the Issuer are parties to that certain Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, pursuant to which amendments were agreed by DBIC, Mida, the Issuer and certain other stockholders of the Issuer regarding rights to nominate members of the Board of Directors of the Issuer. The information contained in Item 4 of this Schedule 13D relating to the Amended and Restated Series  E Stockholders’ Agreement is incorporated herein by reference. The Amended and Restated Series E Stockholders’ Agreement was filed as Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2013 and is hereby deemed attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

1.

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, Trimarc Capital Fund, L.P. and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: March 15, 2013

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager

Mida Holdings

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager